SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 1.24/share (Bovespa)
NETC: US$ 5.84/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 4.64/10 shares (Latibex)
Total Shares: 3,954,663,665
Market Value: R$ 4.9 billion
Closing Price: 04/24/06

First Quarter 2006 Financial Results

São Paulo, April 25, 2006 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest Pay-TV multi service operator in Latin America and an important provider of bidirectional broadband Internet access (Vírtua) announces today its first quarter 2006 (“1Q06”) financial results.

The following financial and operating data, except where otherwise stated, are presented in accordance with the Brazilian Corporate Law (BR GAAP) on a consolidated basis. The financial information in US GAAP is available in the foot notes. The differences between the figures in BR GAAP and US GAAP can be explained by the 7.2% appreciation of the Real in the period, as well as by the differences in the accounting principles. In the latter case, the main variations are presented in a specific section “Main Differences between BR GAAP and US GAAP”.

The Company highlights that EBITDA (Earnings before interest, taxes, depreciation and amortization) does not represent an accounting number or the cash flow for the analyzed period. Therefore it should not be considered an alternative measure for net income/(loss), as an operating performance index, or an alternative for the cash flow, as a source of liquidity. In addition, our definition of EBITDA may not be comparable to the definition of EBITDA for other companies.

Consolidated Financial Highlights (R$ million)	1Q06	1Q05	Var.(%) 1Q06x1Q05
Net Revenue EBITDA EBITDA Margin EBIT Net Income / (Loss) Net Debt Net Debt / EBITDA (last 12 months) Net Debt / EV (a)	438.8 116.4 27% 69.8 7.2 363.0 0.80 0.08	365.8 114.0 31% 55.9 (5.2) 727.2 1.82 0.34	20.0% 2.1% - 24.9% n.a. (50.1%) - -
Operating Highlights
Pay-TV subscriber base (thousand) Connected subscribers	1,599.5	1,430.4	11.8%
Churn Rate – last 12 months	13.5%	13.1%	-
Broadband subscriber base (thousand) Connected subscribers	451.6	217.3	107.8%
Churn Rate – last 12 months	13.4%	13.1%	-
Revenue generating units (thousand)	2,051.1	1,647.7	24.5%
Revenue generating units per subscriber	1.26	1.15	-
Client ARPU (R$/subscriber) (b)	116.07	103.84	11.8%
Number of employees	4,495	3,382	32.9%
(a)	Enterprise Value calculated based on net debt and share price at the end of the respective quarters.
(b)	Monthly Pay-TV and Broadband gross revenue (excluding sign-in and hook-up revenues) per average connected subscribers in the period.

Contacts:	Marcio Minoru Miyakava	Sandro Miceli Pina
	(55 11) 2111-2811	(55 11) 2111-2721
	minoru@netservicos.com.br	sandro.pina@netservicos.com.br

FINANCIAL AND OPERATING HIGHLIGHTS

The Company has continued its accelerated growth in both, Pay-TV and Broadband. When compared to the 1st quarter of 2005, subscriber base grew by 11.8% and 107.8%, respectively, confirming that growth opportunities and alternatives continue being positively captured by the Company. This growth is based on financial discipline; where the return on this growth is in the first place.

Net Revenue ended the quarter at R$ 438.8 million, 20.0% above the R$ 365.8 million posted in 1Q05 and Client ARPU, which is the sum of Pay-TV and Broadband revenues divided by the average number of connected subscribers in the period, grew from R$ 103.84 in 1Q05 to R$ 116.07 in this quarter, an 11.8% increase. This increase in ARPU is mainly a result of higher penetration of Broadband subscribers in Pay-TV subscriber base.

Consolidated EBITDA reached R$ 116.4 million, a 2.1% growth in comparison to the R$ 114.0 million recorded in 1Q05. As the Company anticipated, EBITDA margin dropped from 31% to 27% in 1Q06 as a consequence of increased marketing activity and sales actions, in addition to temporary discounts granted to new subscribers.

Net Debt ended the quarter at R$ 363.0 million and the Net Debt to EBITDA ratio was 0.8x. This low leverage level is possible due to the fact that the Company is generating, through its operations, a cash level, which supports the investments necessary to grow and meet financial obligations.

Net Income reached R$ 7.2 million, reflecting the Company’s operational strengthening and an adequate capital structure considering the Company’s cash generation and the capital cost for Brazilian companies.

OPERATING PERFORMANCE

PAY-TV

• The Company continues with its positive growth trend in the Pay-TV business. In 1Q06, gross sales totaled 141.1 thousand sales, a 93.0% increase in comparison to the 73.1 thousand sales recorded in 1Q05. The increase in Pay-TV sales level is a result of the consolidation of new sales channels. The Company is also developing specific sales promotions to better serve its several client segments.

• Connected subscriber base ended 1Q06 with 1,599.5 thousand subscribers, an 11.8% growth in comparison to the 1,430.4 thousand connected subscribers recorded in the same period of the previous year. This strong organic growth shows that the Company has been recording positive results for both, the new growth alternatives pursued and the exploration of new means for reaching its target market.

• Churn rate recorded a slight increase in comparison to the same quarter of the previous year, from 13.1% to 13.5% this quarter; nevertheless it is stable in comparison to the two last quarters when this accelerated growth started. The Company understands that this churn level continues consistent with the expected return on investment. Voluntarily disconnections requested by subscribers represented 62% of total disconnections; moving to other cities or areas not covered by our network continues to be the main reason for disconnection.

• The Customer Relationship Management Department, responsible for subscriber retention and reversion islands, ended the first quarter of the year with a retention level of 86% of the total disconnection requests. Such result is an improvement over the 74% level recorded in the same quarter of the previous year and continues being an important indicator for maintaining the churn rate at a level that contributes to the subscribers’ base continued growth.

• In the end of December 2005, the Company launched the “Sócio Premiere Futebol Club” (“Premiere Partner Soccer Club”), an a la carte channel, which can be an alternative mode for soccer pay-per-view (PPV) sales. This package, at R$ 42.90 per month, allows subscribers to watch one Regional Championship and the Brazilian Championship. Comparing the 40.4 thousand Premiere Partner Soccer Club base and the soccer PPV sales in 1Q06, total sales would total 56.2 thousand sales, which show a 28.3% increase in comparison to the same period of the previous year. The “Big Brother Brasil 6” package sales totaled 33.6 thousand sales, a 14.1% drop in comparison to the 39.1 thousand sales recorded in the same period of the previous year, due to the lower audience level recorded for this year’s show.

BROADBAND

• The Broadband market continues showing a strong growth, which is related, among other factors, to the conversion of dial-up users into Broadband subscribers. With a good quality and reliable product, in conjunction with the “Mega Flash” differential, i.e. high-speed access, the Company has been able to capture this market growth. During 1Q06, the Company realized 134.9 thousand gross sales, a 196.5% growth in comparison to the 45.5 thousand sales recorded in the same period of the previous year.

• Among the Company’s sales campaigns run in 1Q06, the highlight was the promotion that offered a 50% discount for the first 6 monthly fees for the Vírtua 2 Mega subscription, being the subscriber committed to remaining in the base for a minimum period of 12 months. Despite a more aggressive sales promotion, the return on investments continues to be attractive for the Company.

• Broadband churn rate in the last 12 months ended 1Q06 at 13.4%, in line with the 13.1% recorded in the same period of the previous year. From the total voluntarily disconnection requests, the main reason continues to be subscribers moving to other cities or areas not covered by our bidirectional network.

• Connected subscribers base ended 1Q06 with 451.5 thousand subscribers, a 107.8% growth versus the 217.3 thousand subscribers recorded in the same period of the previous year. Such continued growth is a result of Broadband sales’ good performance.

VOICE

• On March 21, 2006, the Company, in partnership with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), launched the Net Fone Via Embratel service, which marks the entry of Net in the triple play market (joint offering of video, voice and data services). The new product works as a conventional phone line and allows the user to make local, long distance and international calls to any telephone or handset, charged by minutes and not by pulse. Such differential ease subscribers’ cost control. In addition, calls between Net Fone subscribers within the same city are for free and the long distance calls are charged as a local call. To use the service, the subscriber needs a terminal adapter (EMTA), which connects any telephone to NET’s cable network. The terminal is being granted to subscribers who hire this service under a free lease agreement.

• Net Fone Via Embratel is primarily directed to the residential market and complements the Company’s services, by offering to its subscribers another quality service option. At the beginning, the service will be available in São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

• By the end of this quarter, with 10 days of sales, the Company had made a total of 6.5 thousand sales of Net Fone Via Embratel. In the first 30 days of sales, the Company closed a total of 21.7 thousand sales, being approximately 70% of the total sales accomplished by already existing subscribers. From the total subscriber base, approximately 60% became triple play users.

REVENUE GENERATING UNIT

• Revenue Generating Units (“RGU”), the sum of all subscribers from the different services offered by the Company, until the present date represented by Pay-TV and Broadband subscribers, reached 2,051.1 thousand in the quarter, a 24.5% increase in the quarter versus the 1,647.7 thousand recorded in the same period of the previous year.

• The RGU ratio per subscriber grew from 1.15 in 1Q05 to 1.26 this quarter. Such increase shows that the Company’s is managing to successfully implement its strategy to strengthen combined sales.

CALL CENTER

• The Company’s call center continues maintaining a good performance level, ending 1Q06 with 94% of calls being answered, the same level recorded in 1Q05. It is important to highlight that the Company’s call center maintained the same performance despite the increased subscriber base and the 22% hike in the number of calls received versus 1Q05.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUE BREAKDOWN	1Q06	1Q05
Gross Revenue	100%	100%
Subscription	94%	94%
Hook-up	1%	1%
Pay Per View	3%	3%
Other revenues *	2%	2%
* Include, among others, revenues from Programming Guide, Technical Assistance and Network Rental.

• Consolidated Gross Revenue1 in the quarter reached R$ 549.6 million, a 22.8% increase versus the R$ 447.5 million recorded in 1Q05. Increased Pay-TV and Broadband subscriber base and the price readjustment in PPV packages were the main reasons for this increase. The breakdown for this result is as follows:

1. Subscription revenue2 grew 23.2%, from R$ 421.3 million to R$ 519.2 million in 1Q06, mainly due to the increase in Pay-TV and Broadband subscriber base.

2. Average hook-up revenue3 (per new subscriber) dropped 57.8%, from R$ 49.71 to R$ 20.96 in 1Q06. The increase in loyalty package sales, which can exempt subscribers from hook-up fee in exchange for the commitment to remain in the subscriber base for at least 12 months, explains this drop.

3. PPV revenue4 in the quarter reached R$ 14.4 million, a 4.2% jump in comparison to the R$ 13.8 million recorded in 1Q05, mainly due to the increase in package prices.

4. Other revenues5 totaled R$ 13.1 million in 1Q06, a 49.1% increase versus the R$ 8.8 million posted in the same period of the previous year. Among the main reasons for this hike, we highlight the R$ 2.4 million increase in revenue from additional services (technical assistance and collection), charged from subscribers who choose the basic service package.

5. Services and other taxes6, which include taxes and cancellations, totaled R$ 110.8 million, a 35.5% increase in comparison to the R$ 81.8 million recorded in 1Q05. Such increase is in line with subscription revenue growth, which is the base for income tax calculation.

6. Net revenue7 ended the quarter at R$ 438.8 million, 20.0% above the R$ 365.8 million posted in 1Q05, showing that the organic growth is followed by a constant growth in the Company’s revenues.

Direct Operating Expenses	1Q06	1Q05

NET REVENUE	100%	100%

DIRECT OPERATING EXPENSES	50%	48%
Programmers and Royalties	30%	30%
Network Expenses	7%	7%
Customer Relations	1%	1%
Payroll and Benefits	5%	4%
Others	8%	6%
SG&A EXPENSES	23%	20%
Selling	9%	5%
General and Administrative	14%	14%
Provision for Bad Debt	2%	2%
Other	-1%	0%
EBITDA	27%	31%

• Direct Operating Expenses8 reached R$ 220.0 million in 1Q06, a 23.9% growth in comparison to the R$ 177.3 million recorded in the same period of 2005. Such increase was limited to the Company’s variable costs, as a result of the subscriber base growth. The breakdown of these expenses is detailed below:

_______________________________________________________________
1 In US GAAP Gross Revenue grew by 50.7%, from US$ 168.2 million in 1Q05 to US$ 253.5 million in 1Q06.
2 In US GAAP subscription revenue grew by 49.9%, from US$ 157.4 million in 1Q05 to US$ 235.8 million in 1Q06.
3 In US GAAP Average hook-up revenue grew by 12.5%, from US$ 32.63 in 1Q05 to US$ 36.70 in 1Q06.
4 In US GAAP PPV revenue grew by 27.5%, from US$ 5.1 million in 1Q05 to US$ 6.5 million in 1Q06.
5 In US GAAP Other revenues grew by 81.8%, from US$ 3.3 million in 1Q05 to US$ 5.9 million in 1Q06.
6 In US GAAP Services and other taxes grew by 64.9%, from US$ 30.6 million in 1Q05 to US$ 50.4 million in 1Q06.
7 In US GAAP Net Revenue grew by 47.6%, from US$ 137.6 million in 1Q05 to US$ 203.1 million in 1Q06.
8 In US GAAP Operating Costs grew by 55.3%, from US$ 66.0 million in 1Q05 to US$ 102.4 million in 1Q06.

1. Programming and Royalties9 amounted to R$ 130.0 million, 16.7% above the R$ 111.3 million recorded in 1Q05. In addition to the 11.8% subscriber base growth, there were some contract price adjustments based on IGP-M (General Market Price Index) for channels including MGM, TV5, TV Espanha, Discovery Science, Discovery, Discovery Kids, Animal Planet, People & Arts, Discovery Health, MTV, TV Com and Telecine in January 2006.

2. Network expenses10 grew by 22.0%, from R$ 24.0 million in 1Q05 to R$ 29.2 million in 1Q06 mostly due to higher expenses with technical services and network maintenance materials as a result of the subscriber base growth.

3. Customer Relations11 expenses recorded a R$ 0.5 million or 11.4% drop primarily due to the decrease in market research expenses in 1Q06.

4. Payroll and benefits12 totaled R$ 22.0 million, 39.2% higher than the R$ 15.8 million recorded in 1Q05, as a consequence of the 32.9% increase in the number of employees. In line with the Company’s growth strategy, the increase in workforce is happening only in sales and technical (subscriber’s sign-in) areas. This increase in the number of employees is necessary as the Company is anticipating that it is going to maintain the growth level for the next quarters. The Company highlight that such growth is quickly translated into a positive cash flow, as the return on our products is below 18 months.

5. Other operating expenses13 recorded a 61.4% jump, reaching R$ 34.7 million in 1Q06 versus R$ 21.5 million in 1Q05. The main factors that explain this hike are higher expenses with call center and Vírtua links due to an increased subscriber base.

• Selling, General and Administrative14 (SG&A) expenses totaled R$ 102.5 million in the quarter, a 37.6% growth in comparison to the R$ 74.5 million recorded in 1Q05. This result was due to the following factors:

1. Selling expenses15 recorded a 122.0% increase, totaling R$ 38.5 million versus R$ 17.4 million in 1Q05. This increase is in line with the Company’s organic growth strategy and is explained, mainly, by higher expenses with commission on sales of R$ 9.5 million and marketing expenses of R$ 10.2 million. It is important to highlight that these expenses are monitored following the Company’s growth expectations, therefore, are completely manageable and controllable within the Company’s cost structure.

2. General and administrative expenses16 grew by 21.7%, from R$ 50.5 million in 1Q05 to R$ 61.5 million in 1Q06. This increase is mainly due to the R$ 3.7 million increase in some general and administrative expenses as a consequence of our base growth, the R$ 3.6 million increase in taxes due to fiscal contingencies complement and the R$ 2.2 million increase in expenses with maintenance of the Company’s IT systems.

3. In relation to net revenue, Bad Debt Expenses17 are below 2%, reaching R$ 8.0 million, up by 33.2% in comparison to the R$ 6.0 million in 1Q05.

4. Other Selling, General and Administrative Expenses/Revenue18 were positive R$ 5.6 million in the quarter versus a negative R$ 0.6 million in 1Q05. This positive result in the period is due to an agreement reached with one of the programmers, which granted the Company an incentive in the amount of R$ 6.5 million for including one more channel to the programming grid. • The Company’s consolidated EBITDA19 in the quarter reached R$ 116.4 million, a 2.1% increase in comparison to the R$ 114.0 million recorded in 1Q05. EBITDA margin dropped from 31% to 27% in 1Q06 as a consequence of greater marketing and selling activities, in addition to discounts for the first 6 monthly fees for new subscribers as part of the sales promotion.

• Depreciation and amortization20 expenses totaled R$ 46.7 million, a 19.7% drop in comparison to the R$ 58.0 million recorded in 1Q05. This lower expense is due to the corporate restructuring carried out in 1Q05, in which the Company sold the stake of some of its operators to one of its subsidiaries, resulting in goodwill write-off.

___________________________________
9 In US GAAP Programming and Royalties grew by 42.7%, from US$ 41.1 million in 1Q05 to US$ 58.6 million in 1Q06.
10 In US GAAP Network expenses grew by 103.3%, from US$ 9.1 million in 1Q05 to US$ 18.5 million in 1Q06.
11 In US GAAP Customer Relations grew by 7.6%, from US$ 1.7 million in 1Q05 to US$ 1.9 million in 1Q06.
12 In US GAAP Payroll and benefits grew by 22.1%, from US$ 5.9 million in 1Q05 to US$ 7.2 million in 1Q06.
13 In US GAAP Other operating costs grew by 99.4%, from US$ 8.1 million in 1Q05 to US$ 16.1 million in 1Q06.
14 In US GAAP SG&A grew by 77.2%, from US$ 27.8 million in 1Q05 to US$ 49.4 million in 1Q06.
15 In US GAAP Selling expenses grew by 171.1%, from US$ 6.5 million in 1Q05 to US$ 17.6 million in 1Q06.
16 In US GAAP General and Administrative expenses grew by 48.7%, from US$ 18.9 million in 1Q05 to US$ 28.0 million in 1Q06.
17 In US GAAP bad debt expenses grew by 62.2%, from US$ 2.2 million in 1Q05 to US$ 3.6 million in 1Q06.
18 In US GAAP Other SG&A expenses decreased from US$ 0.3 million in 1Q05 to US$ 0.1 million in 1Q06.
19 In US GAAP EBITDA grew by 17.2%, from US$ 43.8 million in 1Q05 to US$ 51.4 million in 1Q06.
20 In US GAAP Depreciation and amortization grew by 41.0%, from US$ 14.0 million in 1Q05 to US$ 19.8 million in 1Q06.

• Consolidated operating income21 (EBIT) ended the quarter at R$ 69.8 million, a 24.8% growth in comparison to the R$ 55.9 million recorded in 1Q05.

NET FINANCIAL RESULT

Financial Result (R$ thousand)	1Q06	1Q05

Net Financial Result	(43,052)	(22,101)

Monetary indexation, net	(509)	(2,857)
Gain (loss) on exchange rate, net	8,647	(9,355)
Financial expenses	(36,045)	(79,419)
interest and charges debt	(31,305)	(47,840)
arrears and fine interest	-	(21,899)
interest financial expenses others	(4,739)	(9,679)
Other financial expenses	(26,449)	(80,246)
Financial income	11,303	149,775

Result from the sale of property and equipment	249	(159)
Other (non operating)	51	(12,581)

• Net financial result totaled negative R$ 43.0 million, a 94.6% increase versus the negative R$ 22.1 million posted in 1Q05. This result was a product of:

1. Monetary indexation, net22 in the quarter was negative R$ 0.5 million, a better result than the negative R$ 2.9 million recorded in 1Q05. This improvement is due to the non-recurring monetary variation recorded in 1Q05 on the accounting of the contingent balance regarding price realignment in the amount of R$ 1.9 million.

2. Gain (loss) on exchange rate, net23 was positive R$ 8.6 million, versus the negative R$ 9.4 million recorded in 1Q05. This result can be explained by the 7.2% appreciation of the Real versus the US dollar in 1Q06, and which impacted Net Sul Notes, still accounted for in the Company’s liabilities at the end of the quarter. In addition, in 1Q06, the amount of R$ 2.9 million, regarding the conditional discount of the ESPN contract adjustment was fully settled during this quarter.

3. Financial expenses24 totaled R$ 36.1 million, a 54.5% drop in comparison to the R$ 79.4 million recorded in 1Q05, due to the booking, in 1Q05, of interest on arrears and fine debt in the amount of R$ 21.9 million and to the Company’s lower indebtedness level after the conclusion of the financial restructuring, which reduced by 20.6% the Company’s debt between 1Q05 and 1Q06.

4. Other financial expenses25 totaled R$ 26.4 million, a 67.0% drop in comparison to the R$ 80.2 million recorded in 1Q05. Such drop was due to the booking, in 1Q05, of an R$ 66.6 million expense, referring to legal and financial advisory on the Company’s debt restructuring.

5. Financial income26 totaled R$ 11.3 million, a drop when compared to the R$ 149.8 million recorded in 1Q05. Such decrease is explained by the booking, in 1Q05, of the waiver of interest on arrears and fines resulting from the conclusion of the financial restructuring carried on during 1Q05.

• Other non-operating expenses/revenue27 were positive R$ 0.1 million in 1Q06 versus the negative R$ 12.6 million posted in the same period of 2005. This variation is due to the corporate restructuring process occurred in 1Q05, when the Company sold its stake in some of its operators to one of its subsidiaries and wrote-off the goodwill on this transaction in the amount of R$ 14.0 million.

• Income tax and social contribution (current and deferred)28 amounted to R$ 19.8 million in the quarter versus the R$ 26.2 million recorded in 1Q05. From this total, R$ 7.2 million has a cash effect, and is a direct consequence of the income from some operators. The remaining R$ 12.6 million balance is composed of R$ 21.2 million regarding the incorporated amortization of the goodwill on the acquisition of Globotel Participações and of the positive amount of R$ 7.8 million referring to deferred asset constitution.

______________________________________
21 In US GAAP EBIT grew by 6.6%, from US$ 29.7 million in 1Q05 to US$ 31.7 million in 1Q06.
22 In US GAAP monetary variation, net went from a US$ 1.1 million expense to US$ 0.2 million in 1Q06.
23 In US GAAP Gain (loss) on exchange rate went from US$ 2.6 million expense in 1Q05 to US$ 2.3 million revenue in 1Q06.
24 Financial expenses include interest on financial debt, fines and interest on arrears on loans, interest payable to suppliers and tax contingencies. In US GAAP financial expenses dropped by 52.3%, from US$ 28.7 million to US$ 13.7 million in 1Q06.
25 In US GAAP other financial expenses grew by 108.3%, from US$ 5.7 million in 1Q05 to US$ 11.8 million in 1Q06.
26 In US GAAP financial income dropped by 23.0%, from US$ 6.6 million in 1Q05 to US$ 5.1 million in 1Q06.
27 In US GAAP other non-operating expenses/revenues remained fairly stable at US$ 0.3 million in 1Q06.
28 In US GAAP income tax and social contribution dropped by 25.0%, from US$ 5.1 million in 1Q05 to US$ 3.8 million in 1Q06.

Income tax and Social Contribution (R$ thousand)	1Q06	1Q05

Income tax and Social Contribution	(19,842)	(26,209)

Current	(7,205)	(12,109)

Diferred	(12,637)	(14,100)
Cost of Tax Loss and Temporary Differences	7,977	6,438
Goodwill amortization	(21,246)	(21,246)
Accounting of Tax Loss and Revaluation Reserve	632	707

• The Company recorded a R$ 7.1 million Net Income, showing that the improvement in operating performance, together with an appropriate capital structure, is being translated into an increasingly consistent history of return on equity to shareholders.

DEBT, CAPITALIZATION AND LIQUIDITY

	1Q06	1Q05

Short Term Debt	95,812	244,042

Interest	13,328	14,535
Debentures 5th issuance - 1st series	-	924
Debentures 5th issuance - 1nd series	-	4,035
Net Serviços Notes	-	5,053
Syndicate - Net Sul Notes	82,484	2,811
Banking Loans	-	13,120
Debentures - 2nd issuance	-	576
Debentures - 3rd issuance	-	160
Multicanal Notes	-	2,828
Bridge Loan	-	200,000

Long Term Debt	650,000	695,403

Debentures 4th issuance - 1st series	-	36,050
Debentures 4th issuance - 2nd series	-	157,357
Debentures 5th issuance	650,000	-
Net Serviços Notes	-	197,049
Syndicate - Net Sul Notes	-	109,644
Bridge Loans	-	195,303

Total Debt	745,812	939,445

Cash and Cash Equivalents	281,195	212,237
Short Term Investments	101,643	-

Net Debt	362,974	727,208

US dollar-denominated debt	82,484	318,876
	11.1%	33.9%
Brazilian real-denominated debt	663,328	620,569
	88.9%	66.1%

• In April, the Company paid the Net Sul Notes in the amount of R$ 81.8 million, following the issue of debentures held in September 2005. Therefore, the Company concluded the full prepayment schedule for the total financial indebtedness issued under the terms of the capital restructuring process, fulfilling clause 3.3.1 (“Allocation of Proceeds”) of the indenture for the 5th public issue of debentures.

• Total Indebtedness, considering these Notes in the Company’s balance sheet, ended the quarter at R$ 745.8 million.

• The Company’s Net Debt29 ended the quarter at R$ 363.0 million, a 50.1% drop in comparison to the figure recorded by the end of 1Q05. Net debt to last 12 months EBITDA ratio was 0.8x.

• Cash, cash equivalents and short term investments totaled R$ 281.2 million, a 32.5% increase in comparison to the 1Q05 balance.

______________________________________________________
29 In USGAAP net debt dropped by 40.4%, from US$ 340.5 million to US$ 202.9 million this quarter. The net debt to EBITDA ration ended the period at 1.0 x.

Financial ratios	1Q06	1Q05

EBITDA / Interest Expenses	3.04	1.16
Current Ratio	1.63	1.65
Net Debt / EBITDA	0.80	1.82
Net Debt / Enterprise Value	0.08	0.34

EBITDA / Active Subscribers	R$ 283	R$ 280
Net Revenues / Active Subscribers	R$ 1,042	R$ 996

• Capex totaled R$ 77.0 million in 1Q06. Variable capex corresponded to 81% of this figure, 70% of which refer to subscriber sign-in, 3% to internal network for buildings, 8% to Central Virtua, 10% to IT and 9% to general investments.

• The sum of the cash position and accounts receivable and inventories surpassed the total current liability by R$ 110.9 million, showing that the Company has a sound liquidity situation.

CAPITAL MARKETS

• The Company’s shares (NETC4) average trading volume on Bovespa totaled 2.4 billion in 1Q06, 35% above the 1.8 billion recorded in 1Q05. Financial volume has also increased, from R$ 1.3 billion in 1Q05 to R$ 2.7 billion this quarter, corresponding to a daily average of R$ 43.3 million in the last three months, a 95% increase over the same period of 2005. This performance ranks the Company as one of the most liquid companies listed on Bovespa.

• At Nasdaq, financial volume recorded an expressive growth in comparison to 1Q05, from US$ 7 million to US$ 52 million. The same increase was reflected in the trading volume, which grew from 2 million in 1Q05 to 10 million in 1Q06.

• In 1Q05, the Company’s preferred share (NETC4) recorded a 55% appreciation over 1Q05. The same happened with the Enterprise Value (market cap added to net debt), which grew from R$ 2.8 billion to R$ 4.7 billion, a 68% appreciation.

• At the coming Extraordinary and Annual Shareholder General Meeting, which will be held on April 28, 2006, at the Company’s headquarters, a 15 shares into 1 share reverse split will be proposed. The Company believes that this reverse split can benefit all shareholders, as it shall reduce the share’s volatility.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, revenues were positively affected by the appreciation of the Real versus the US dollar. On the other hand, this factor increased costs and expenses. The average exchange rate in 1Q06 was US$ 2.1933, compared to US$ 2.6651 in 1Q05, a 17.7% drop. In addition, when converting the results and the balance sheet from BR GAAP to US GAAP, the North American regulation in compliance with FASB (Financial Accounting Standards Board) is reflected, as described below.

EBITDA in BR GAAP (R$ million)	116.4

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up Fee	8.3
Subscriber sign-in costs	(6.4)
Programming costs	1.3
Other Selling, General and Administrative
Expenses/Revenues	(6.5)

EBITDA in US GAAP (R$ million)	113.1

EBITDA in US GAAP (US$ million)	51.3

Net Income in BR GAAP (R$ million)	7.2

Adjustments that affected Net Income in US GAAP (R$ million)

EBITDA	(3.3)
Depreciation and Amortization	3.0
Interest and exchange variation over debt
expenses	3.2
Income tax and social contribution	11.1

Net Income in US GAAP (R$ million)	21.2

Net Income in US GAAP (US$ million)	9.9

• In US GAAP Hook-up revenue follows the SFAS 51 “Financial Reporting by Cable Television Companies”, which defines that the amount difference between hook-up revenue and client sign-in costs to be deferred. When such difference is positive, the amount is booked according with the average period that the subscriber remained in the base. As a result of the current sales campaigns, which can exempt subscriber from hook-up fee, in 1Q06 the difference was negative and the Company did not book this difference. However, during 1Q06 deferred hook-up revenue was recognized, in the amount of R$ 8.3 million, regarding amounts deferred in previous periods, explaining the higher revenue is US GAAP versus BR GAAP.

• In US GAAP Deferred subscriber sign-in costs follows the SFAS 51 “Financial Reporting by Cable Television Companies”, that defines the total subscriber sign-in costs, including sign-in materials, workforce and third-party services to be deferred. In BR GAAP, in addition to the items included in US GAAP, it is also deferred field telecommunication and vehicle expenses. Therefore, this line was R$ 6.4 million bellow in US GAAP versus BR GAAP.

• The programming agreements updates, which are being carried out since December 2003, generated discounts conditioned to the settlement of these agreements. In US GAAP, according to EITF 02-16, these discounts were deferred and are being booked in accordance with the updated agreement’s term, while in BR GAAP; these discounts were already booked at the date the agreement was reached, which occurred in previous periods. Thus, in 1Q06, Programming costs in US GAAP was R$ 1.3 million lower than in BR GAAP, as for the booking of these discounts.

• The Company reached an agreement with one programmer, where was granted with an incentive, in the amount of R$ 6.5 million, to launch a new channel. In US GAAP this amount was deferred, while in BR GAAP the amount was fully booked in the quarter. Therefore, the Other Selling, General and Administrative Expenses/Revenue line was higher in US GAAP by this amount. This value will be recognized as per the agreement’s term.

• EBITDA in US GAAP was R$ 3.3 million below the EBITDA recorded in BR GAAP, reaching R$ 113.1 million (US$ 51.3 million) in 1Q06, as a consequence of the accounting differences mentioned above.

• Goodwill amortization in US GAAP follows the SFAS 142 “Goodwill and Other Intangible Assets”, which fix an annual test to check if the goodwill amount is supported by future results; in BR GAAP this goodwill is amortized on a monthly basis by the linear method. Thus, in US GAAP amortization expenses were R$ 6.2 million lower. The use of historical US dollar for converting permanent assets acquired until 1997, generates a depreciation expense R$ 3.2 million higher in US GAAP. Due to these main differences, net effect at the Depreciation and Amortization line was of R$ 3.0 million.

• The main difference between US GAAP and BR GAAP for booking Interest and exchange variation over debt and Financial expenses, relates to the booking of the debt restructuring process, which took place in March 2005 and the refinance of this restructured debt through the issuance of a local debenture in September 2005. In BR GAAP, interest on arrears and fine were fully waived at the conclusion of the debt refinancing process. In US GAAP, the restructured debt and its subsequent refinancing followed the SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and EITF 96-1930 “Debtors Accounting for a Modification or Exchange of Debt Instruments”, where interest on arrears and fine were added to the principal and are being amortized according to the new settlements’ cash flow. New interest are calculated according to the effective rate, and apportioned in accordance with the terms of the new agreement. As per this difference, in US GAAP interest and exchange variation over debt and financial expenses was R$ 3.2 million below BR GAAP figures.

• Deferred income tax and Social contribution expenses records a difference in the accounting principle for the booking of tax benefits from the goodwill regarding the incorporation of Globotel Participações S/A. In US GAAP, an annual booking of the tax benefit used during the year is accomplished, while, in BR GAAP the tax benefit is booked following the linear monthly amortization method, in the amount of R$ 7.2 million per month. In addition, in BR GAAP tax benefit over temporary differences are constituted on a monthly basis, while in US GAAP they are evaluated and constituted on an annual basis following SFAS 109 “Accounting for Income Taxes”. The result in US GAAP was R$ 11.1 million better than in BR GAAP during 1Q06, as a consequence of these differences.

______________________________________________________
30 According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flow greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flow. For these holders, the Company determined that the instruments are not substantially different. Accordingly such portion of debt will continue to be accounted according to SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring”, using an annual basis following SFAS 109 “Accounting for Income Taxes”. The result in US GAAP was R$ 11.1 million better than in BR GAAP during 1Q06, as a consequence of these differences. revised estimates of future cash flow.

• Considering these accounting differences, in US GAAP net income reached R$ 21.0 million (US$ 9.8 million) in 1Q06, a better result in comparison to the R$ 7.2 million net income recorded in BR GAAP.

DEBT

DEBT - 1Q06 (thousand)	BR GAAP - R$	US GAAP - R$	US GAAP - US$

Short Term Debt	95,812	101,451	46,700

Interest	13,328	-	-
Bilateral Agreements - SFAS15	-	14,861	6,841
Syndicate - Net Sul Notes - SFAS15	82,484	82,230	37,852
Debentures - SFAS15	-	4,360	2,007

Long Term Debt	650,000	718,033	330,525

Debentures - 5th issuance	650,000	466,429	214,707
Debentures - SFAS15	-	88,367	40,677
Bilateral Agreements - SFAS15	-	163,236	75,141

Total Debt	745,812	819,484	377,225

Cash and Cash Equivalents	281,195	93,437	43,011
Short Term Investments	-	183,509	84,473
Restricted Cash	101,643	101,643	46,786

Net Debt	362,974	440,894	202,955

Net Debt / LTM EBITDA	0.80		1.05

• In US GAAP, the Company’s debt has been booked following the SFAS 15, which classifies debt as “Troubled Debt Restructuring” due to the conclusion of the financial restructuring carried out in March 2005. According to the SFAS 15, the prepayment to holders of Real-denominated senior debt notes whom directly or indirectly participated in the 5th public debenture issuance should be booked according to EITF 96-19 “Accounting by Debtors for Changes or Exchanges of Debt Instrument”. In addition, interest in US GAAP was not booked as debt as they were in BR GAAP. Thus, in US GAAP total debt at the end of the quarter was US$ 377.2 million, which in Reais corresponds to R$ 819.5 million, R$ 73.7 million above BR GAAP figure.

UPCOMING EVENTS

1.	Conference Call – 1st Quarter 2006 Results

Date: April 28, 2006

Brazilian Corporate Law (in Portuguese):
	1:00 pm (Brasília time)	Phone:	(+55 11) 2101-1490
		Replay:	(+55 11) 2101-1490
		ID Code:	Net Serviços
Live webcast: http://www.ri.netservicos.com.br

Brazilian Corporate Law (in English):
	2:00 pm (Brasília time)	Phone:	(+1 973) 409-9260
		Replay:	(+1 973) 341-3080
		ID Code:	7304439 or Net Serviços
Live webcast: http://www.ri.netservicos.com.br

2.	Public Meeting

	São Paulo - APIMEC		Rio de Janeiro - APIMEC
	Venue: Bovespa		Venue: Hotel Le Meridien
	Rua XV de Novembro, 275		Av. Atlântica,1020
	Date: May 15, 2006		Date: May 18, 2006
	Time: 6:00 pm (Local Time)		Time: 8:30 am (Local Time)

3.	Expected dates for upcoming Financial Results Release

(2nd Quarter 2006) ---> July 21, 2006
(3rd Quarter 2006) ---> October 20, 2006

This release contains forward-looking statements relating to the prospectus of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS IN BR GAAP

NET Serviços de Comunicação S.A.
Consolidated Income Statement	1Q06	1Q05
Brazilian Corporate Law - (in R$ thousand)

Revenues
Subscription	519,230	421,325
Sign-on and hookup revenue, net	2,959	3,656
Other Revenues	27,422	22,542
PPV	14,351	13,776
Other Revenues	13,072	8,766
Gross Revenue	549,611	447,523
Services and other taxes	(110,800)	(81,772)
Net Revenue	438,811	365,751

Operating Costs	(219,908)	(177,285)
Programming & Royalties	(129,861)	(111,282)
Network Expenses	(29,219)	(23,958)
Customer Relations	(4,156)	(4,692)
Payroll and Benefits	(21,975)	(15,849)
Other costs	(34,698)	(21,504)

Selling, General and Administrative Expenses	(102,461)	(74,451)
Selling	(38,547)	(17,360)
General & Administrative	(61,518)	(50,547)
Bad Debt Expenses	(7,966)	(5,981)
Other income / (expenses), net	5,571	(563)

EBITDA	116,443	114,016
EBITDA margin	27%	31%

Depreciation and Amortization	(46,679)	(58,082)
Depreciation	(36,230)	(36,247)
Amortization	(10,449)	(21,835)
Operating Income/(Loss) - EBIT	69,764	55,934
EBIT margin	16%	15%

Monetary Indexation, net	(509)	(2,857)
Loss on exchange rate, net	8,647	(9,355)
Financial Expenses	(62,494)	(159,665)
Interest, charges, arrears and fine	(31,305)	(69,739)
Interest financial expenses others (suppliers and taxes)	(4,739)	(9,679)
Other financial expenses	(26,449)	(80,246)
Financial Income	11,303	149,775
Other financial income	11,303	12,375
Discount granted over debt restructuring	0	137,400
Loss on sale of fixed assets	249	(159)
Other (non-operating)	51	(12,581)

Income/(loss) bef. tax, investees, min. Ints.	27,012	21,092
Current income tax and social contribution	(7,205)	(12,109)
Deferred income tax and social contribution	(12,637)	(14,100)

Income/(loss) bef. investees, min. Ints.	7,170	(5,117)
Minority Interest	(12)	(52)

Net Income (Loss)	7,158	(5,166)
Net Income (Loss) per share	0.00	(0.00)
Number of shares	3,954,663,665	2,028,855,530

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q06%		1Q05%
Brazilian Corporate Law - (in R$ thousand)

Assets
Cash & cash equivalents	281,195	12.1%	212,237	10.5%
Short term investments	101,637	4.4%	0	0.0%
Net accounts receivable	88,001	3.8%	68,670	3.4%
Account receivable from subscriber - net	73,048	3.2%	61,419	3.0%
Other receivables	14,953	0.6%	7,251	0.4%
Inventories	37,776	1.6%	30,962	1.5%
Income tax recoverable	14,614	0.6%	112,184	5.5%
Diferred income tax	107,139	4.6%	21,650	1.1%
Prepaid expenses	16,021	0.7%	24,034	1.2%
Other receivables	1,782	0.1%	1,688	0.1%
Total Current Assets	648,166	28.0%	471,424	23.2%
Investments	74,636	3.2%	107,504	5.3%
Net Property & Diferred	948,887	40.9%	887,166	43.7%
Other Assets	646,776	27.9%	564,845	27.8%
Judicial Deposits	129,680	5.6%	91,577	4.5%
Diferred taxes recoverable	480,680	20.7%	434,898	21.4%
Other receivables	36,416	1.6%	38,370	1.9%
Long-term Assets	1,670,299	72.0%	1,559,515	76.8%
Total Assets	2,318,465	100.0%	2,030,939	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	158,741	6.8%	202,874	10.0%
Provision for payables	12,188	0.5%	10,283	0.5%
Income tax	8,524	0.4%	13,299	0.7%
Short-term debt	82,484	3.6%	236,939	11.7%
Debenturs	13,328	0.6%	7,103	0.3%
Payroll accruals	5,709	0.2%	3,575	0.2%
Other payable accounts	116,780	5.0%	68,575	3.4%
Tax accruals	35,953	1.6%	28,258	1.4%
Payroll provision	24,326	1.0%	19,450	1.0%
Other debts	56,501	2.4%	20,867	1.0%
Total Curret Liabilities	397,755	17.2%	542,648	26.7%

Long-term debt	0	0.0%	501,996	24.7%
Debentures	650,000	28.0%	193,407	9.5%
Associated companies	3	0.0%	1,117	0.1%
Taxes and contributions payable	3,711	0.2%	6,145	0.3%
Provision for contingencies	621,356	26.8%	608,870	30.0%
Other	16,821	0.7%	14,058	0.7%
Total Long Term Liabilities	1,291,891	55.7%	1,325,593	65.3%
Total Liabilities	1,689,646	72.9%	1,868,239	92.0%

Minority Interest	392	0.0%	463	0.0%
Capital Stock	3,461,349	149.3%	3,056,193	150.5%
Goodwill reserves	430,193	18.6%	507,147	25.0%
Accumulated Losses	(3,263,115)	-140.7%	(3,401,105)	-167.5%
Shareholders' Equity	628,427	27.1%	162,235	8.0%

Liabilities and Stockholders' Equity	2,318,465	100.0%	2,030,939	100.0%

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	1Q06	1Q05
Brazilian Corporate Law - (in R$ thousand)

Cash and cash equivalents, beginning of the period	302,756	324,734
Results of the period	7,158	(5,169)
Non-cash items	109,808	40,610
Interest and monetary variation, net	4,788	23,346
Provision for interest on loans net of payment	31,089	70,701
Gain / Loss with Hedge instruments	24,401	-
Depreciation and Amortization	46,679	58,082
Minority interest	12	52
Diferred income tax and social contribution	12,637	14,100
Result from permanent assets write-off	299	14,547
Waiver of debt	-	(137,421)
Reserve for contingencies	(10,097)	(2,797)

Decrease (Increase) in assets	(735)	29,592
Accounts receivable from subscribers, net	(1,205)	(673)
Inventories	(2,125)	(259)
Taxes recoverable	26,304	6,994
Other Assets	(19,681)	(6,610)
Prepaid expenses	(4,028)	30,140

Increase (decrease) in liabilities	6,967	(15,488)
Supliers and programmers	25,880	3,061
Tax liabilities	(26,901)	(6,736)
Salaries and payroll charges	(3,623)	(5,435)
Provision for other liabilities	11,611	(6,378)
Increase (decrease) in working capital	6,232	14,104

Investing activities
Acquisition of property and diferred	(77,052)	(42,807)
Proceeds from the sale of equipment	314	12,061
Cash flow from investing activities	(76,738)	(30,746)

Cash flow from financing activities
Short term debt issuance	-	200,000
Repayment of long term debt	(68,021)	(587,024)
Capital increase	-	255,728
Cash flow net from financing activities	(68,021)	(131,296)

Increase (Decrease) in cash	(21,561)	(112,497)

Cash and cash equivalents, end of the period	281,195	212,237

FINANCIAL STATEMENTS IN US GAAP

Net Serviços de Comunicação S.A.
Income Statement	1Q06	1Q05
US GAAP - (in US$ thousands)

Revenues
Subscriptions	235,846	157,377
Sign-on and hookup revenue, net	5,179	2,408
Gross sign-on and hookup fee revenue	1,341	1,359
Deferred sign-on and hookup fee revenue,net	3,838	1,049
Other services	12,493	8,405
PPV	6,547	5,135
Others	5,946	3,270
Gross Revenues	253,518	168,190
Services and other taxes	(50,394)	(30,561)
Net Revenues	203,124	137,629
Direct Operating Expenses	(102,401)	(65,955)
Programming & Royalties	(58,618)	(41,078)
Network Expenses	(18,537)	(9,117)
Customers Relations	(1,886)	(1,753)
Redemption of term investments	(7,224)	(5,915)
Prepaid expenses and other assets	(16,135)	(8,092)
Selling, General and Administrative Expenses	(49,351)	(27,849)
Selling	(17,595)	(6,490)
General & administrative	(28,049)	(18,864)
Bad Debt Expenses	(3,588)	(2,212)
Other income/(expense), net	(118)	(283)

EBITDA	51,372	43,825
EBITDA Margin	25%	32%

Depreciation and Amortization	(19,807)	(14,048)
Depreciation	(19,822)	(13,949)
Amortization	15	(99)
Loss on write-down of equipment, net	115	(63)
Operating Income/(Loss) - EBIT	31,681	29,714
EBIT Margin	16%	22%

Non-operating Expenses
Monetary indexation, net	(224)	(1,062)
Loss on exchange rate, net	2,300	(2,589)
Financial expenses	(25,535)	(34,420)
interest,charges, arrears and fine	(11,551)	(25,100)
interest financial expenses others	(2,142)	(3,636)
other financial expenses	(11,842)	(5,684)
Financial income	5,062	6,578
Other (non-operating)	293	275

Income/(loss) bef. tax, investees, min. ints.	13,577	(1,505)
Current income tax	(3,149)	(4,429)
Deferred income tax	(701)	(702)

Income/(loss) bef. Investees, min.ints.	9,727	(6,636)
Equity in earnings	133	110

Net Income (Loss)	9,861	(6,527)

Deemed dividend to preferred stockholders	-	-
Net Income (Loss) allocable to common stockholders	9,861	(6,527)

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q06%		1Q05%
US GAAP - (im US$ thousands)

Assets
Cash & cash equivalents	43,011	3.3%	44,939	4.7%
Short term investments	84,473	6.6%	33,256	3.5%
Net accounts receivables	133,895	10.4%	63,538	6.7%
Accounts receivable	92,834	7.2%	71,627	7.6%
Advances to suppliers	493	0.0%	1,058	0.1%
Advances to employees	1,678	0.1%	1,042	0.1%
Restricted Cash	46,786	3.6%	0	0.0%
Other	5,503	0.4%	1,225	0.1%
Provision for doubful accounts	(13,399)	-1.0%	(11,414)	-1.2%
Income tax recoverable	6,544	0.5%	10,136	1.1%
Deferred income tax	36,651	2.9%	32,785	3.5%
Prepaid expenses and other current assets	6,957	0.5%	8,974	0.9%
Total current assets	311,531	24.3%	193,630	20.4%

Deferred income tax	132,473	10.3%	65,600	6.9%
Recoverable income tax	13,094	1.0%	6,758	0.7%
Redemption of term investments	2,826	0.2%	2,090	0.2%
Prepaid expenses and other assets	463,019	36.1%	363,227	38.3%
Cable network	1,186,478	92.4%	900,710	95.1%
Land, buildings, improvem.fix.fit, & instal.	26,944	2.1%	20,969	2.2%
Vehicles	2,437	0.2%	2,011	0.2%
Data processing equip.and others	176,955	13.8%	157,513	16.6%
Cable construction materials	33,039	2.6%	24,206	2.6%
Accumulated depreciation	(962,834)	-75.0%	(742,182)	-78.3%
Goodwill on acquisition of subsidiaries	289,165	22.5%	269,676	28.5%
Other assets	72,170	5.6%	46,405	4.9%
Long-term assets	972,747	76%	753,756	80%
Total assets	1,284,278	100.0%	947,386	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	73,125	5.7%	76,194	8.0%
Income taxes payable	3,829	0.3%	4,929	0.5%
Short-term debt	0	0.0%	79,342	8.4%
Current portion of long-term debt	46,700	3.6%	26,376	2.8%
Interest payable and other financial charges	5,299	0.4%	2,041	0.2%
Deferred Revenue	45,834	3.6%	37,201	3.9%
Other payables and accruals	61,845	4.8%	31,795	3.4%
Current Liabilities	236,632	18.4%	257,878	27.2%

Long-term debt	330,525	25.7%	312,986	33.0%
Due to related companies	0	0.0%	419	0.0%
Deferred sign-on, hookup fee and programming benefit	22,129	1.7%	23,810	2.5%
Taxes and payables and accruals	9,093	0.7%	6,522	0.7%
Commitments and contigencies	285,784	22.3%	228,218	24.1%
Long-term liabilities	647,530	50.4%	571,955	60.4%
Capital stock - preffered and common shares	2,580,225	200.9%	2,422,533	255.7%
Additional paid-in-capital	140,222	10.9%	133,440	14.1%
Accumulated deficit	(2,121,575)	-165.2%	(2,194,377)	-231.6%
Accumulated other comprehensive loss, net	(198,757)	-15.5%	(244,028)	-25.8%
Shareholders' equity	400,115	31.2%	117,568	12.4%
Total Liabilities and Shareholders'Equity	1,284,278	100.0%	947,384	100.0%

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	1Q06	1Q05
US GAAP - (in US$ thousands)

Cash and cash equivalents, beginning of the period	23,865	60,486
Loss for the period	9,861	(6,527)

Non-cash items	34,365	44,848
Deferred sign-on and hook-up fee revenue	1	351
Amortization of deferred revenues	(4,646)	(2,460)
Equity in results of investees	(133)	(110)
Exchange rate, monetary indexation and interest expense, net	23,421	33,998
Depreciation and amortization	19,807	14,048
Deferred income tax	690	723
Write off and disposal of assets, net	(114)	60
Reserve for contingencies	(4,661)	(1,762)
Decrease (Increase) in assets	24,549	18,055
Accounts receivable	(3,017)	(4,894)
Income tax recoverable	11,844	2,575
Restricted cash	(121)	-
Redemption of term investments	27,151	27,319
Prepaid expenses and other assets	(11,309)	(6,945)
Increase (decrease) in liabilities	9,104	(12,254)
Accounts payable to suppliers and programmers	13,127	1,774
Income taxes payable	(11,908)	(1,710)
Sales taxes, accrued expenses and other liabilities	9,688	(2,601)
Payroll and related charges	(1,803)	(9,717)
Increase (decrease) in working capital	33,653	5,801

Cash flow from investing activities	(29,700)	(11,361)
Acquistion of property and equipment	(37,209)	(13,102)
Proceeds from the sale of equipment	7,509	1,741

Cash flow from financing activities	(31,286)	(48,502)
Short term debt issuance	-	75,013
Repayment of long term debt	(31,286)	(217,230)
Capital contributions	-	93,715
Effect of exchange rate changes on cash	2,255	194
Change in cash and cash equivalents	19,146	(15,547)
Cash and cash equivalents, end of the period	43,011	44,939

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.